

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re: Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2008**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response filed with us on June 23, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Year Ended September 30, 2008

Life Settlements, pages 18-19

1. In the penultimate sentence of the last paragraph of this section, you state that you made an initial purchase of $30,930 Million USD face value of life insurance policies. Based on the disclosure in the last sentence of this same paragraph, it appears you meant to say $30,930 Thousand (not Million). Please revise, as appropriate.

2. Please explain to us how you were able to purchase approximately $31 Million USD face value of life insurance policies for only $1,548,070. Also, provide us with additional details with regard to the first $5 Million USD of policies that "matured" in the third quarter of 2008. Did the insured person(s) die sooner than expected ? Does the $5 Million USD relate to more than one policy ? Why was the payment to you of $5 Million USD delayed until March 2009 ?

Report of Independent Registered Accountants, page F-2

3. Please amend your document to include the report of the other auditors with respect to the balance sheet as of September 30, 2007 and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine-month period ended September 30, 2007 and the year ended December 31, 2006.

Note 2 – Significant Accounting Policies

(b) Revenue recognition, page F-7
4. We note that you classify amounts earned from your investments in life settlement contracts as revenue. However, investment income is generally not classified as revenue. Furthermore, as discussed on page 8 of your filing, Life Settlements may be regarded as securities. As such, profits on securities are classified as non-operating income pursuant to Rule 5-03(b)(7)(c) of Regulation S-X. Please revise your financial statements accordingly.

Earnings per share, page F-9
5. Please expand your disclosure to include your accounting policy with respect to the calculation of diluted earnings per share. Specifically, disclose how you have accounted for the common stock issuable upon conversion of the Series A and Series B preferred shares.

Note 3 – Investments, page F-13

6. Given that a business is defined as an integrated set of activities and assets that is
    capable of being conducted and managed for the purpose of providing a return, and
    your disclosure here indicates that you continued to sell memberships in the Family
    Vacation Centers vacation club after the acquisition date (although you have since
    discontinued the sale of new memberships), and you continue to operate the vacation
    club, please explain to us why you have not recorded the October 18, 2007
    transaction as the acquisition of a business.

7. Please explain to us why you classify the vacation club memberships acquired as
    "Investments." Specifically, from the treatment described, it appears these
    memberships should be classified as intangible assets subject to amortization. If you
    determine that such assets should be reclassified, please revise your financial
    statements and related disclosure accordingly. If you disagree, please advise.

8. As a related matter, please confirm our understanding that you are amortizing the
    value of the vacation memberships acquired of $2,602,800 over each membership's
    original useful life of 5 years. If our understanding is correct, please revise your
    disclosure accordingly, as it appears from your current disclosure that the entire
    amount is amortized over a period of 5 years from the date of acquisition. If our
    understanding is not correct, please tell us how the amortization expense of $681,350
    was determined given your current policy disclosure.

9. Please reconcile the apparent discrepancy between the acquisition dates of Family
    Vacation Centers presented in Note 3(b) of October 2007 and that presented on page
    42 of November 30, 2006.

Note 4 – Business segments, page F-14

10. We note that you show the same amount for net sales and operating income derived
    from Life Settlements. This implies that you have no costs associated with Life
    Settlements, which is consistent with the making of a financial investment and not
    consistent with the operation of a line of business. Please revise.

Note 5 – Financial Instruments

(b) Liquidity risk, page F-17

11. We note the table showing expected future payments of $6,568,565 with respect to
    life insurance premiums payable over the next five years. However, on page 18, you

disclose that you invested in policies sold by policyholders with life expectancies of 6 to 15 years. Therefore, it is unclear why the table on page F-17 does not reflect any expected future payments in the "More than 5 years" column. Please explain.

Note 6 – Investments in Life Settlements, page F-19

12. Please explain to us how you determined the fair value of your life settlement contracts. In this regard, although we note the factors listed, it is unclear how the face value and premiums payable are considered when you determine the carrying value of a policy. In your response, please provide us with an example based on one of your actual policies. Also, provide us with a general summary of all of your policies. Include the number of policies held, the range of face values, the average age of the insured, etc.

13. With respect to your investments in life settlement contracts, please revise to include the disclosures required by paragraphs 17 and 18 of FSP FTB 85-4-1.

Note 13 – Capital Stock

Unlimited Series A and Series B Preferred Shares, page F-23

14. Please explain to us the facts and circumstances surrounding the issuance of the Series A and Series B preferred shares for "no consideration" as described in Note 13(b).

15. Please tell us why the conversion rate changed from 50% to 100% during fiscal 2008.

16. Please explain to us how you calculated "diluted common stock" and why you did not have dilutive shares at September 30, 2007. Specifically discuss whether the ability of holders of the Series A and Series B preferred shares to convert such shares into common stock has changed, and if such change impacted your calculation. Your disclosure should be revised to include a similar discussion.

17. Please explain to us why your original description of these shares indicates they are "non-dilutive" even though they are convertible into common stock. Please also explain to us why you continue to describe them as "non-dilutive" even as you indicate on page F-24 that your calculation of diluted shares includes the assumed conversion into common stock.

18. It is unclear whether or not the shares issuable upon conversion of the Series A and Series B preferred shares are "contingently issuable shares" pursuant to paragraph 10

of SFAS 128. If the Series A and Series B preferred shares are convertible into shares of common stock without any conditions, then such common stock should be considered outstanding common stock and included in the computation of basic earnings per share. Please revise or advise.

Note 21 – Subsequent Events, page F-29

19. Please explain to us why you believe your 25% investment in Needles, a 22-acre waterfront property with existing marina, has no net realizable value.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief